Alliant Techsystems Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Earnings:
Income before interest, loss on extinguishment of debt, income taxes, and noncontrolling interest	$392,484	$406,966	$438,674	$435,417	$298,049
Plus fixed charges	78,579	102,495	100,475	88,932	98,207
Earnings	$471,063	$509,461	$539,149	$524,349	$396,256

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$65,924	$89,296	$87,612	$77,494	$87,313
Estimated interest factor of rental expense	12,655	13,199	12,863	11,438	10,894
Fixed Charges	$78,579	$102,495	$100,475	$88,932	$98,207

Ratio of Earnings to Fixed Charges (1)	5.99	4.97	5.37	5.90	4.03

Rent expense	79,093	82,494	80,391	71,486	68,086
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.